
Ruralis
$1.55M
in lifetime revenue
+741%
2-year turnover growth
300+
managed units
Calendar
June 2025
Block Nights
16/02/2024
Block Nights

INVEST IN **RURALIS INC.**

Optimizing Properties, Empowering Communities

ruralis.com/en Delaware City, DE

Technology SaaS Real Estate Profitable Fast Growth

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable
Profitable for prior 3 months and expect same in future

$1M+ Revenue
Earned over the last 12 months

1. $1.55M in total revenues generated from 2022 to 2024. A proven model with 300+ managed units.
2. Ruralis turnover skyrocketed +741% from $113K (2022) to $952K (2024).
3. 233% oversubscribed crowdfunding campaign in 2023, raising a total of $530K from 88 investors.
4. Secured $260K from a U.S. investor, with Lifegate Way & public firms eyeing shares and acquisitions.
5. Secured a $1.08M non-dilutive grant in 2024, accelerating expansion and tech advancements.
6. 88% retention rate & top reviews: 4.6 Trustpilot, 5.0 Google, 4.69 Airbnb, 9.4 Booking.com.
7. Unlocking the $74B U.S. & Italy rental market, scaling rural stays as cities face overcrowding.
8. Endorsed by actor & martial artist Taimak Guarriello, star of "The Last Dragon".

Featured Investors



Taimak Guariello Follow Invested $48,000

Actor, and Martial Artist. Main lead in the movie The Last Dragon.

"Things are going great for them in Italy, and now they're bringing their vision to the U.S.! I'm proud to support their first U.S. crowdfunding campaign because I know they're committed to building something truly special."



Blaine Huffman Follow Invested $286,000

Angel Investor

"I've believed in these guys since day one, and they've consistently impressed me with their vision and execution. It's been amazing to watch them grow and succeed!"



Antonino Damanti
Syndicate Lead
Follow Invested $55,000

Professional with 20+ years experience in Supply Chain and Manufacturing across different industries (Automotive, FMCG, MedTech)

"I strongly believe in Ruralis, its great purpose and bold vision of promoting sustainable tourism in the rural areas, leveraging cutting-edge technologies. The team developed an extremely interesting business model that creates value and opportunities for rural communities and other small, local businesses."

Our Team



Nicolas Verderosa CEO

A Forbes 30 Under 30 entrepreneur, Nicolas scaled Ruralis from an early stage startup to a multimillion valuation in just three years. With deep expertise in finance and strategic growth, he drives Ruralis' mission and team.



Lucio Nitti COO

MSc from Copenhagen Business School and an MBA in China. With a background in consultancy, strategy, and account management, Lucio has led key integrations of suppliers, software, and CRM systems, optimizing Ruralis' operations for scalability.



Martina Ramirez Head of Staff

Born in Buenos Aires, Martina has a background in economics, sociology, and international relations. She works to optimize financial resources and secure funding opportunities to support the company's growth and innovation.



Lindsay Macvean CTO

Lindsay is a CTO with 10+ years of experience, from FaceTec to AI-driven tech solutions. He excels in product innovation, DevOps, and remote team management. Passionate about compound AI systems, he's building Ruralis' scalable tech infrastructure.

Pitch

The short-term rental boom has left rural areas behind

The **global short-term rental market** is valued at $134.51 billion in 2024 and is projected to reach $257.08 billion by 2030 (CAGR of 11.4%). While this booming industry presents major opportunities, rural property owners remain significantly underserved. Unlike urban hosts, who benefit from powerful digital tools and professional property managers, millions of rural owners lack the technological support and expertise to effectively maximize their rentals.

This problem is particularly evident in Italy and in the U.S., where the demand for **ruralis vacation rentals** has surged post-Covid, yet property owners struggle to compete with well-managed urban listings.

Fewer Resources & Tools

Rural property owners often underprice their rentals or miss peak demand periods.

Lack of Support & Technology

Traditional property managers ignore rural markets, leaving owners without the tools or expertise to scale.

High Management Burden

Handling guest communication, bookings, and compliance is overwhelming, especially for owners with multiple properties.

Limited Online Visibility

Rural properties lack visibility on major booking platforms.

Ruralis: Unlocking the potential of the rural market

The vacation rental market is divided between: (1) full-service property managers, which fail to effectively leverage digital strategies, rely on costly operations that reduce owner profits, and often lead to a lower-quality, less authentic guest experience; and (2) digital solutions that primarily serve urban markets or fragmented tools that manage only bookings, pricing, or payments separately - forcing property owners to juggle multiple systems.

Born in a rural village of 3,000 inhabitants, Ruralis has leveraged its roots to develop the first all-in-one digital solution tailored for the rural market. The primary challenge we solve is optimizing the online strategy for rural properties, helping owners enhance the quality and increase the market value of their listings. By focusing exclusively on digital solutions, we leave cleaning, maintenance, and on-site operations in the hands of owners, ensuring a more authentic high-quality guest stay.

The Ruralis advantage

Owners

Earn up to 50% more revenue with effortless property management



Local Governments

Can promote responsible tourism



Travelers

Upgraded rural stays for a unique vacation experience



Rural Communities

Tourism boosts local businesses and economic growth



Our Product: A platform for simple and profitable rural vacation rentals

Growth Strategies

- Real-Time Financial Insights
- Machine Learning Optimization
- AI-Powered Dynamic Pricing
- Creating promotions



Increase Visibility

- 100+ integrations with OTAs
- Professional photoshoot
- Calendar synchronization
- Creating/ reviewing listings


Hotels
Google
Booking.com
airbnb
Expedia
Vrbo

Booking Management

- Multilingual booking support
- AI-driven messaging
- 7/7 Assistance
- Collecting guest identities



Safe Management

- Fast payments, 0% insolvency
- Damage & liability insurance
- Regulatory requirements
- Tourist tax collection



A fast-growing, revenue-generating PropTech

Ruralis has proven its business model in Italy, helping property owners maximize income while simplifying rental management.


Key Milestones
+741%
2-year turnover growth
233%
Oversubscribed in previous crowdfunding
$1.08M
Non-repayable grants secured
$1.55M
Total revenue generated (2022-2024)
27,000+
Guests hosted & 300+ properties managed
$530K
Invested in the company to date

How we make money

Booking Commissions

10%

commission on the total reservation cost

Annual Subscription

$162

per year, covering platform access and insurance

Customers Love Ruralis

Thanks to our high-quality customer experience that delivers real value to owners, Ruralis maintains a strong customer retention rate. To date, our average quarterly retention rate is 88%, reinforced by consistently positive user reviews.

4.6 — Trustpilot average rating

5.0 — Google Reviews average rating

9.4 — Booking.com average rating

4.69 — Airbnb average rating

Ruralis team

Ruralis is driven by a passionate and diverse team, dedicated to revolutionizing rural vacation rentals. We foster a remote working environment where transparency and entrepreneurship thrive. Guided by our mission to optimize vacation rental management and our vision of empowering small towns for a more sustainable future, we stay deeply connected to the communities we serve.



Total Employees
20
Average Age
29 years old
Gender
58%
Men
42%
Women
Remote Work
68%
of employees work remotely across Italy

The market

In 2024, the U.S. short-term rental market was valued at \$68.64 billion, with Italy at \$5.82 billion. Despite a \$74.46 billion market across the U.S. and Italy, rural property owners remain underserved, lacking the technology and support needed to compete with urban listings.


TAM
SAM
SOM
$74.46B
Total short-term rental market (U.S. & Italy)
$14.89B
Rural & non-urban segment (U.S. & Italy) - 20% of TAM
$148.9M
The niche segment Ruralis aims to capture in the coming years (U.S. & Italy)

Demand indicates that rural vacation rentals are becoming one of the fastest-growing segments, with key trends highlighting a shift toward non-urban stays.


Rural & small city rentals growth.
In early 2024, listings in small cities and rural areas increased by 16%, outpacing all other market segments.


Changing traveler behavior.
Demand for short-term rentals in small city and rural locations grew 24% between January and May 2023, while hotels in these same areas saw no growth.


Rise of remote work.
The rise of flexible work policies has expanded the target audience for rural short-term rentals, attracting those seeking a retreat from urban life.

2024 YoY change in short-term rental listings on Airbnb and Vrbo in the U.S.


16% Increase
20%
15%
10%
5%
0%
Listing Growth
Urban
Suburban
Mountain/ Lake
Coastal
Mid-Size City
Small City/ Rural

Competition

	Ruralis	italianway	evolve	HOLIDU	vacasa
Market focus	Italy, USA	Italy	USA	Europe	USA
Trustpilot Score	4.6	1.8	3.9	3.9	4.3
Focus on Rural Areas	✓	✗	✗	✗	✗
Focus on Urban Centers	✗	✓	✓	✓	✓
Focus on Coastal Areas	✓	✗	✓	✓	✓
No Manual Operations	✓	✗	✓	✓	✗
Do not act as OTAs (eg. Airbnb)	✓	✗	✗	✗	✗
App enhancing property quality	✓	✗	✗	✗	✗
AI-Driven and Machine Learning	✓	✗	✗	✗	✗

AI-Driven and Machine Learning	✓	✗	✗	✗	✗

Use of Funds

We are raising $1M to take our first step into the high-demand U.S. rural vacation rental market. With strong traction, a $74.46B market opportunity, and a proven AI-powered platform, this funding will help us accelerate expansion, and establish Ruralis as the leading PropTech solution for rural short-term rentals.



40% | Product & Technology
30% | U.S. Market Entry
20% | Italian Market Consolidation
10% | Other

US market entry

Based on demand trends, regulatory landscape, and revenue potential, we are prioritizing five key states for our U.S. expansion.

★ New York ★ Virginia
★ Pennsylvania ★ Vermont
★ North Carolina



Why these states?

- **Short-term rental market** - These states offer premium nightly rates and consistently high occupancy levels, with established vacation rental cultures.
- **Market trends** - High demand for countryside stays, driven by digital nomads, and outdoor enthusiasts. Proximity to major metropolitan areas such as New York, Philadelphia, and Washington, D.C., further fuel interest.
- **Rural Tourism Growth** - These areas benefit from a mix of tourism attractions, emerging eco-tourism, and wine tourism industries. Some regions have seen rural Airbnb listings grow by over 30-40% in recent years.
- **Strategic networks** - Strong Italian-American communities and business networks can support with local partnerships and facilitate market entry.
- **Regulatory environment** - Compared to stricter urban short-term rental regulations, these regions offer a more stable and business-friendly legislative framework, ensuring long-term scalability.

Italian Market Consolidation

Ruralis aims to solidify its position as the leading platform for rural vacation rentals in Italy. Our growth strategy focuses on strategic investments in Marketing, Sales, and Product. A mix of organic social media, PR, and selective paid advertising will boost brand awareness and drive acquisition. Additionally, we are enhancing brand retention through platform upgrades, new service offerings (e.g., insurance), and targeted initiatives (e.g., referral programs).


300+ Properties Managed
488% Customer Increase (2022 - 2024)
88% Retention Rate

Support & investor interest

In 2023, Ruralis raised $530K from 88 investors, including $260K from a U.S. investor who recognized our vision and the vast untapped potential of the rural vacation rental market. Also Lifegate Way, a sustainability-focused startup ecosystem, has expressed interest in purchasing shares on the secondary market.

Additionally, two publicly traded companies, an Italian S.P.A. and a Swiss firm, have shown informal acquisition interest, signaling early recognition of Ruralis' value and scalability. Ruralis is also backed by actor and martial artist Taimak Guarriello from "The Last Dragon", who is helping amplify brand visibility and expand market reach.

Social impact

Rural areas face severe depopulation, leading to economic and social difficulties as well as inequalities. Ruralis is committed to revitalizing rural communities, strengthening local businesses, and fostering sustainable growth. Tourists also benefit from these stays, characterized by clean air, tranquility, and well-being.

On social media, Ruralis raises awareness about challenges in rural areas, shifting the focus away from purely commercial messaging. The company also actively contributes to the UN Sustainable Development Goals, and plays a key role in European policy-making, collaborating with the EU CAP Network.


Sustainable Cities and Communities
TARGET 11.4
Protect the world's cultural and natural heritage
TARGET 11.6
Reduce the environmental impact of cities
TARGET 11.A
Strong national and regional development planning
Responsible consumption & Production
TARGET 12.8
Promote universal understanding of sustainable lifestyles
TARGET 12.B
Develop and implement tools to monitor sustainable tourism
Partnerships for the goals
TARGET 17.14
Enhance policy coherence for sustainable development
TARGET 17.16
Enhance the global partnership for sustainable development

Get your shares in a fast-scaling Italian company pursuing global expansion.

Ruralis is addressing key challenges for rural property owners, unlocking real value in this underserved market. With strong traction and bold ambition, we are positioned to drive the future of rural vacation rentals worldwide.


Join Ruralis
as we scale across Italy & the U.S., making rural rentals effortless and profitable
Ruralis

The provided revenue and market data were originally calculated in euros and have been converted to U.S. dollars using an exchange rate of 1€ = $1.04.

For other questions, please check out Wefunder's FAQs for international investors or contact support@wefunder.com